EXHIBIT 99.1

Stantec Announces Results of its 2025 Annual Meeting of Shareholders

EDMONTON, Alberta and NEW YORK, May 15, 2025 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec Inc. (“Stantec”), a global leader in sustainable engineering, architecture and environmental consulting, held its annual meeting of shareholders (the “Meeting”) on May 15, 2025. A total of 88,159,157 shares (77.29% of outstanding common shares) were represented in person or by proxy.

The complete voting results from the Meeting are as follows:

1. Election of Directors

The Board of Directors of Stantec set the number of directors standing for election at the Meeting at nine. Each of the nine nominees listed in Stantec’s Management Information Circular dated March 20, 2025, was elected as a director of Stantec. The detailed results of the vote on the election of directors are as follows:

Nominee	Votes For	% For	Votes Against	% Against
Douglas K. Ammerman	72,834,350	85.83	12,024,693	14.17
Martin A. à Porta	84,470,634	99.54	388,411	0.46
Shelley A. M. Brown	84,771,661	99.90	87,382	0.10
Angeline G. Chen	84,467,559	99.54	391,485	0.46
Richard A. Eng	84,781,858	99.91	77,186	0.09
Gordon A. Johnston	84,565,648	99.65	293,396	0.35
Christopher F. Lopez	84,776,597	99.90	82,447	0.10
Marie-Lucie Morin	81,168,298	95.65	3,690,746	4.35
Celina J. Wang Doka	84,764,190	99.89	94,854	0.11

2. Appointment of Auditor

PricewaterhouseCoopers LLP was reappointed as auditor of Stantec for 2025, and the directors were authorized to fix the remuneration of the auditor. The detailed results of the vote on the appointment of auditor are as follows:

Votes For	% For	Votes Withheld	% Withheld
87,906,572	99.71	252,583	0.29

3. Non-binding Advisory Vote on Executive Compensation

Shareholders accepted Stantec’s approach to executive compensation disclosed in the Management Information Circular dated March 20, 2025, and delivered in connection with the Meeting. The detailed results of the vote on Stantec’s approach to executive compensation are as follows:

Votes For	% For	Votes Against	% Against
80,417,027	94.77	4,442,016	5.23

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN.

Media Contact Colin Nekolaichuk Stantec Media Relations Ph: (437) 225-6384 colin.nekolaichuk@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569- 5389 ir@stantec.com